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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Allos Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

019777101 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS. Marquette Venture Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3820302

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER None 6. SHARED VOTING POWER None (see Item 4) 7. SOLE DISPOSITIVE POWER None 8. SHARED DISPOSITIVE POWER None (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (see Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%

12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 019777101	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Marquette General II, L.P. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3820303

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER None 6. SHARED VOTING POWER None (see Item 4) 7. SOLE DISPOSITIVE POWER None 8. SHARED DISPOSITIVE POWER None (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (see Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%

12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 019777101	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Bluefish Partners, L.P. (formerly known as LDR Limited Partnership) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3760176

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER None 6. SHARED VOTING POWER None (see Item 4) 7. SOLE DISPOSITIVE POWER None 8. SHARED DISPOSITIVE POWER None (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (see Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%

12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 019777101	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Lloyd D. Ruth S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER None 6. SHARED VOTING POWER None (see Item 4) 7. SOLE DISPOSITIVE POWER None 8. SHARED DISPOSITIVE POWER None (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (see Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%

12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 019777101	13G	Page 6 of 10 Pages

Item 1(a)	Name of Issuer:

Allos Therapeutics, Inc. (“Allos”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11080 CirclePoint Road

Suite 200

Westminster, CO 80020

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”): (i) Marquette Venture Partners II, L.P. (“MVP II”), a Delaware limited partnership, by virtue of its direct beneficial ownership of 0 shares of common stock, par value $0.001 per share (the “Common Stock”), of Allos; (ii) Marquette General II, L.P. (“MG II”), a Delaware limited partnership, as the sole general partner of MVP II; (iii) Bluefish Partners, L.P. (“Bluefish”), a Delaware limited partnership, as a general partner of MG II; and (iv) Lloyd D. Ruth (“Mr. Ruth”), as an affiliate of Bluefish. MVP II, MG II, Bluefish, and Mr. Ruth are hereinafter collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2004, a copy of which is filed herewith pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

676 N. Michigan Avenue

Suite 3120

Chicago, Illinois 60611

Item 2(c)	Citizenship:

MVP II, MG II and Bluefish are limited partnerships organized under the laws of Delaware. Mr. Ruth is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

CUSIP No. 019777101	13G	Page 7 of 10 Pages

Item 2(e)	CUSIP No.:

019777101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

The persons filing are not described in any category listed under this item.

Item 4	Ownership:

(a)    Amount beneficially owned:

MG II is the sole general partner of both MVP II; Bluefish is the general partner of MG II; and Mr. Ruth is an affiliate of Bluefish. As a result of such relationships, MG II and Bluefish and Mr. Ruth may be deemed to share voting and dispositive power with respect to the shares held by MVP II. The information on the cover pages are incorporated herein by reference.

Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

(b)    Percentage of class:

All ownership percentages of the securities reported herein are based upon 25,913,592 shares of common stock outstanding as of November 4, 2003, as disclosed in Allos’ Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003.

(c)    Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: See Item 5 of the cover pages.

(ii)	shared power to vote or direct the vote: See Item 6 of the cover pages.

(iii)	sole power to dispose of or direct the disposition of: See Item 7 of the cover pages.

(iv)	shared power to dispose or direct the disposition of: See Item 8 of the cover pages.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 019777101	13G	Page 8 of 10 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:_

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 019777101	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

MARQUETTE VENTURE PARTNERS II, L.P. MARQUETTE GENERAL II, L.P. BLUEFISH PARTNERS, L.P.

By:	/s/ Lloyd D. Ruth
Lloyd D. Ruth as authorized signatory

CUSIP No. 019777101	13G	Page 10 of 10 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule (the “Schedule 13G”) to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any subsequent amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2004

MARQUETTE VENTURE PARTNERS II, L.P. MVP II AFFILIATES FUND, L.P. MARQUETTE GENERAL II, L.P. BLUEFISH PARTNERS, L.P.

By:	/s/ Lloyd D. Ruth
Lloyd D. Ruth as authorized signatory

/s/ Lloyd D. Ruth
LLOYD D. RUTH